June 10, 2019

Gregory J. Quarles
Chief Executive Officer
Applied Energetics, Inc.
2480 W Ruthrauff Road, Suite 140Q
Tucson, Arizona 85705

       Re: Applied Energetics, Inc.
           Form S-1 Registration Statement
           Filed May 31, 2019
           File No. 333-231885

Dear Mr. Quarles:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at (202) 551-3328 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Transportation and Leisure